UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 22, 2006**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On September 22, 2006, the Board of Directors (the "Board") accepted the resignation of Mr. James H. Moar from the Board and related responsibilities on the Audit and Governance Committees.

The Company's Corporate Governance Guidelines require a director to offer his or her resignation when the director experiences a change in his or her employment responsibilities. Mr. Moar's employer, Identix Incorporated, recently became a subsidiary of L-1 Identity Solutions, Inc. and ceased being a publicly-traded company. Mr. Moar became the President of Identix Incorporated, a position without significant public company responsibilities. The Board accepted Mr. Moar's resignation. A copy of Mr. Moar's letter of resignation is included in this report as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

    99.1   Letter of Resignation, dated September 21, 2006

Signature

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: September 28, 2006   By: _____
                                 Karen Park Gallivan
                       Its: Vice President, General Counsel and Secretary

EXHIBIT 99.1


Empowering Identification™

September 21, 2006

Mr. David A. Roberts
Chairman, President, and CEO
Graco Inc.
P. O. Box 1441
Minneapolis, MN 55440

Dear Dave:

As you know, Identix has been going through a merger process since January that has now closed. As a result, I have a position change that needs to be officially communicated and prompts my need to resign from the Graco Board, subject to Board review.

Effective August 29, Identix Incorporated merged with Viisage Technology, Inc. and Identix became a wholly owned subsidiary of Viisage. Also, on that date Viisage changed its name to L-1 Identity Solutions, Inc.

As a result, I am no longer the COO of Identix Incorporated and have been named the President of Identix reporting to the CEO of L-1 Identity Solutions. My job responsibilities have changed as follows:

- I now have total management responsibility for Identix
- I am less involved in the "public company" elements of running a company as this is now handled at the L-1 corporate level

Graco is an outstanding company with an excellent Board and management team. I have been honored to work with all of you these past 5 years.

Sincerely,

James H. Moar
President, Identix, an L-1 Identity Solutions Company



September 28, 2006

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is an Form 8-K for Graco Inc. filed in connection with Item 5.02, Departure of Directors or Principal Officers.

Very truly yours,

Karen P. Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures